UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the transition period from _____ to _____

Commission File Number: 001-36102

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Knowles Corporation 401(k) Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Knowles Corporation
1151 Maplewood Drive
Itasca, Illinois 60143

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee and Plan Participants
Knowles Corporation 401(k) Plan
Itasca, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Knowles Corporation 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan's auditor since 2019.
Grand Rapids, Michigan
June 18, 2020

Knowles Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
(in thousands)

	December 31, 2019	December 31, 2018
Assets:
Investments at fair value (Note 3)	$158,733	$139,755
Employer contributions receivable	324	350
Notes receivable from participants	1,850	1,859
Net assets available for benefits	$160,907	$141,964

See accompanying Notes to Financial Statements.

Knowles Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

Year Ended December 31, 2019
Additions:
Investment income:
Dividends	$3,758
Net appreciation in fair value of investments	27,052
Total investment income	30,810
Interest income on notes receivable from participants	80
Contributions:
Participant	8,647
Employer	4,838
Rollovers	1,451
Total contributions	14,936
Total additions	45,826

Deductions:
Distributions	(26,585)
Administrative expenses	(298)
Total deductions	(26,883)

Net increase in assets available for benefits	18,943

Net assets available for benefits:
Beginning of year	141,964
End of year	$160,907

See accompanying Notes to Financial Statements.

Knowles Corporation 401(k) Plan
Notes to Financial Statements
(in thousands, unless otherwise noted)

1. Description of the Plan

The following description of the Knowles Corporation 401(k) Plan (the “Plan”) provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Knowles Corporation and its U.S. subsidiaries (“Knowles”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective October 16, 2019, the Plan changed its trustee from Wells Fargo Bank, N.A. to Great-West Trust Company, LLC (the "Trustee"). The Trustee has been granted authority by the Knowles Corporation Benefits & Investment Committee to purchase and sell securities. The Plan was restated effective October 16, 2019 to adopt the Trustee's basic plan document.

Eligibility
All full-time employees of Knowles who have reached age 18 are immediately eligible to participate in the Plan. All part-time employees of Knowles who have reached the age of 18 and have completed at least 1,000 hours of service during a plan year are eligible to participate in the Plan.

Automatic Enrollment
The Plan has an automatic enrollment feature for all new employees. Eligible employees are enrolled automatically in the Plan at a 5% pre-tax contribution rate unless they formally opt-out of the Plan or elect to contribute at a higher or lower rate. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Funds based on the participant's date of birth unless the participant elects other investments permitted under the Plan.

On the first day of each Plan year, all participants who have an elective deferral of 0% will be automatically updated to a pre-tax deferral rate of 5%, except to the extent an affected participant makes an affirmative contrary election within the 31 days prior to the date that automatic contributions are to commence. All participants may complete a salary reduction agreement at any time to select an alternative deferral amount or to elect not to defer under the Plan in accordance with the deferral procedures of the Plan.

Contributions
Participant
Eligible employees of Knowles that have been enrolled or elected to participate in the Plan may make pre-tax and after-tax contributions to the Plan. Participant's pre-tax and after-tax deferrals are voluntary. Eligible compensation generally includes salary and wages, commissions, and certain bonuses. Generally, a participant may elect to exclude from 1% to 50% (in whole percentages) of his or her eligible compensation (“Participant Contribution”) from current taxable income by having such amount contributed to his or her account in the Plan. The amount contributed by a participant is subject to applicable Internal Revenue Code (“IRC”) limits. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Employees may not exceed $20 of after-tax contributions in any Plan year. Each participant has the right to roll over into the Plan certain distributions from other tax-qualified plans or appropriate individual retirement accounts. Participants may make In-Plan Roth rollovers, which allows a participant to elect to change the tax treatment of all or some of their pre-tax accounts.

Employer
The Plan provides a fixed per-payroll matching contribution (“Employer Matching Contribution”) equal to 100% of the participant’s elective deferrals, not to exceed the lesser of 5% of the participant’s compensation or IRC limits. Knowles may also elect to make profit-sharing contributions for a Plan year with respect to its employees who have satisfied the eligibility requirements set forth above. No profit-sharing contributions were provided to the Plan in 2019. Such contributions are allocated in proportion to the compensation of participants who are employed by Knowles and are employees on the last day of the Plan year whether or not they have deferred any of their compensation into the Plan. Profit-sharing contributions are invested consistent with participants' investment fund elections. If a participant has not made an investment fund election, profit-sharing contributions will be invested in the age-based Vanguard Target Retirement Funds based on the participant's date of birth.

Participant Accounts
Each participant's account is credited with the participant's contributions and employer matching contributions as well as allocations of profit-sharing contributions, if applicable, and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participant contributions, employer matching contributions, and employer profit-sharing contributions for all participants, plus earnings thereon, vest immediately.

Distributions
A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment.

Hardship withdrawals are permitted for any participants who are active employees and demonstrate a financial hardship which meets IRC regulations to be considered an “immediate and heavy financial need.” The hardship withdrawal amount is limited to the amount “necessary” to satisfy the financial need, plus income taxes that the participant is expected to incur on the amount of the withdrawal.

Distributions from the Plan are generally made in the form of a single lump-sum payment or installment payments over a period of not more than a participant’s assumed life expectancy. For distributions that include Knowles stock, the participant may elect to receive whole shares of Knowles stock “in-kind” and the remaining fractional share in cash. In-service distributions are permitted from a participant's account balance, provided the participant has attained the age of 59 ½. Participants may delay the distribution of their account balance following their termination, however distributions are required to begin no later than April 1st following the end of the year in which a participant reaches the age of 70 ½.

Notes Receivable from Participants
A participant may borrow up to 50% of their vested account balance, up to $50, with a minimum loan amount of $1 from the vested portion of their account. Effective February 14, 2017, a participant may have only one loan outstanding at any time. The notes receivable are secured by the balances in the participant's accounts. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Principal and interest is paid ratably through payroll deductions. Notes receivable outstanding as of December 31, 2019 bear interest at rates between 3.25% and 6.75%.

Allocation Provisions
Each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds, except that participants who are considered Knowles “insiders” may complete transfers involving Knowles stock only during designated window periods. Participants are entitled to vote with respect to any Knowles shares in their account in the Plan in the same manner as other Knowles stockholders.

Administrative Expenses
Certain administrative expenses of the Plan related to the Trustee, recordkeeping, legal, and audit fees are paid by the Plan. Such administrative expenses are charged to the participants on a quarterly basis.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Investments - Valuation
The Plan's investments are reported at fair value (see Note 3). Investments in common shares are valued at the closing market price on the last business day of the Plan year based on quotations from a national securities exchange. The fair value of investments in registered mutual funds are valued at the net asset value ("NAV") of shares held by the Plan at year end, which is obtained from an active market. The fair value of units held in collective funds are based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers and transactions occurring as of or close to the financial statement date.

Investments - Transactions and Income Recognition
Purchases and sales of investment securities are reflected on a trade-date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the Plan year. Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses as of December 31, 2019 and 2018. Repayments of principal and interest are received through payroll deductions. The notes are collateralized by the participants' account balances. Interest income is recorded as earned.

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, collective trust funds, and mutual funds. Knowles periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

At December 31, 2019 and 2018, approximately 1.1% and 0.8%, respectively, of the Plan's assets were invested in Knowles common stock.

Distributions to Participants
Distributions to participants are recorded in the Plan's financial statements when paid.

Plan Termination
Although it has not expressed any intent to do so, Knowles has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA, and the IRC. As described in Note 1, participants are 100% vested in their Plan accounts.

3. Fair Value Measurements

Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities.

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy level as of December 31, 2019 and 2018 are as follows:

	December 31, 2019
(in thousands)	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Money market	$31	$—	$—	$31
Common stock	1,771	—	—	1,771
Mutual funds	140,692	—	—	140,692
Total investments in the fair value hierarchy	142,494	—	—	142,494
Investments measured at net asset value*
Collective fund	n/a	n/a	n/a	16,239
Total investments	$142,494	$—	$—	$158,733

	December 31, 2018
(in thousands)	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Money market	$28	$—	$—	$28
Common stock	1,121	—	—	1,121
Mutual funds	124,175	—	—	124,175
Total investments in the fair value hierarchy	125,324	—	—	125,324
Investments measured at net asset value*
Collective fund	n/a	n/a	n/a	14,431
Total investments	$125,324	$—	$—	$139,755
* In accordance with ASC 820, certain investments that are measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Plan management reviews the audited financial statements of the Columbia Trust Stable Income I-0 Fund, in addition to details of the insurance contracts (such as, but not limited to, rate of return, market to book ratio, and the insurance carrier ratings) in which it invests, to assess the reasonableness of its net asset value. There are no unfunded commitments or redemption clauses.

4. Related-Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Knowles. Knowles, as the Plan sponsor, is a related party. At December 31, 2019 and 2018, the Plan held 83,733 and 84,253 shares of Knowles stock, respectively. There were no dividends received by the Plan on these shares for the year ended December 31, 2019. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of Knowles. No such employee receives compensation from the Plan. Certain other expenses relating to the Plan, including legal and consulting services, are paid directly by Knowles and subsequently charged to the Plan. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

5. Income Tax Status

Effective October 16, 2019, the Plan is governed by a basic plan document maintained by the Plan's Trustee, Great-West Trust Company, LLC. The Plan was previously governed by a volume submitter plan document maintained by the Plan’s prior trustee, Wells Fargo Bank, N.A. Great-West Trust Company, LLC and Wells Fargo Bank, N.A. received opinion letters from the Internal Revenue Service concluding that the documents are acceptable under Section 401 of the IRC. Pursuant to Rev. Proc. 2011-49,

2011-44 I.R.B. 608, Section 19, Knowles relies upon these letters for the Plan’s favorable tax treatment. Although the Plan has been amended since receiving the letters, Knowles believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, Knowles believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

6. Subsequent Events

The Plan evaluated subsequent events from December 31, 2019 through June 18, 2020, the date these financial statements were available to be issued.

During 2020, COVID-19, the most recently discovered coronavirus, has spread throughout areas of the world where Knowles operates. In March 2020, the World Health Organization declared COVID-19 a pandemic and recommended containment and mitigation measures worldwide. The situation related to COVID-19 continues to be complex and rapidly evolving.

The COVID-19 pandemic has adversely affected global economic activity and greatly contributed to significant volatility in financial markets. As a result, the fair value of the Plan's investment portfolio has experienced significant volatility since December 31, 2019. As the values of the Plan's individual investments have and will fluctuate in response to changing market conditions, the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was enacted into U.S. federal law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management is currently evaluating the impact of the CARES Act on the Plan's financial statements.

Knowles Corporation 401(k) Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN: 90-1002689, Plan Number: 001
December 31, 2019
(in thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Cost **	Fair Value
	Knowles Stock Fund:
*	Knowles Corporation	Knowles Stock Fund		$1,771
	Invesco	Government & Agency Money Market Fund		31

	Mutual Funds:
	Dimensional Fund Advisors	Global Real Estate Securities Portfolio		471
	Goldman Sachs	Small Cap Value Fund		1,690
	Hartford Mutual Funds	Mid Cap Fund		9,410
	Hartford Mutual Funds	Small Cap Growth HLS Fund Cl IA		4,393
	J.P. Morgan	Mid Cap Value Fund - R6		2,299
	Natixis Funds	Loomis Sayles Strategic Income Fund Y		1,149
	Oppenheimer	Developing Market Fund - Y		902
	Pimco	CommodityRealReturn Strategy Fund Inst		99
	Pimco	Total Return Fund Inst		6,477
	T Rowe Price	Blue Chip Growth		4,980
	T Rowe Price	International Discovery Fund I		529
	Templeton	Foreign Fund - R6		56
	Vanguard	Equity Income Fund Adm		2,481
	Vanguard	Extended Market Index Adm		2,352
	Vanguard	Institutional Index		27,122
	Vanguard	International Growth Fund Adm		5,408
	Vanguard	Total International Stock Index Ad		2,045
	Vanguard	Total Bond Market Index Fund Adm		2,658
	Vanguard	Target Retirement Income Fund		3,252
	Vanguard	Target Retirement 2015		306
	Vanguard	Target Retirement 2020		8,588
	Vanguard	Target Retirement 2025		6,515
	Vanguard	Target Retirement 2030		14,327
	Vanguard	Target Retirement 2035		7,809
	Vanguard	Target Retirement 2040		12,556
	Vanguard	Target Retirement 2045		5,798
	Vanguard	Target Retirement 2050		3,562
	Vanguard	Target Retirement 2055		2,459
	Vanguard	Target Retirement 2060		941
	Vanguard	Target Retirement 2065		58

	Collective Fund:
	Ameriprise Trust Company	Columbia Trust Stable Income I-0		16,239
	Total Investments at Fair Value			$158,733

	Notes Receivable from Participants:
*	Participant Loans	Interest Rates from 3.25% - 6.75%		1,850
		Maturities through 2048
				$160,583
*    Denotes party-in-interest to the Plan
**    Cost information is not required for participant-directed investments and therefore is not included

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

KNOWLES CORPORATION
401(k) PLAN

Date:	June 18, 2020	/s/ Michael Samonds
Michael Samonds
Director, Total Rewards

EXHIBIT INDEX

23.1	Consent of BDO USA, LLP